GURU HEALTH INC.



From:
Vanessa Gillis
Chief Executive Officer
Guru Health Inc.
#10-1019 17th Ave SW
Calgary Alberta
T2T 0A7, Canada


AMENDMENT #6

Re: Form S-1 filed March 28, 2011 File No, 333-168037

To Whom It May Concern:

On behalf of Guru Health Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated April 7, 2011 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

     1) The Company has revised the registration statement to state that there are no plans to engage in a merger or acquisition with another company.

Prospectus Cover Page

     2)   The Company has updated the date of the prospectus.

Management's Discussion and Analysis or Plan of Operation, Page 18

Commence Operations, Page 21

     3) The Company website is a work in progress at this time. Products that are not listed in the Registration statement will be listed as "Coming Soon" as we hope to offer additional products in the near future. Further all the products listed in the Registration statement are shown online. The confusion may come from the name of "Pro Science Push" which is also listed as Betagen. The Registration statement has been revised to list Pro Science Push as "Betagen" also.

Business, Page 24

Distribution, Page 26

     4) The Company has revised the disclosure to provide an accurate statement regarding product distribution.

Guru Health Inc.


/s/ Vanessa Gillis
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Vanessa Gillis, CEO